PUPTIMIZE INC.

FINANCIAL STATEMENTS
(UNAUDITED)

THE PERIOD ENDED
DECEMBER 31, 2016

*Together with
independent accountants' review report*

dbbmckennon

Certified Public Accountants

Registered Firm - Public Company Accounting Oversight Board

Puptimize Inc.
Index to Financial Statements
(unaudited)



dbbmckennon
Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

The Management and Stockholders
Puptimize Inc.
Los Angeles, California

We have reviewed the accompanying financial statements of Puptimize Inc. (the "Company"), a Delaware Corporation which comprise the balance sheet as of December 31, 2016, and the related statement of operations, stockholders' equity and cash flows for the period from September 27, 2016 ("Inception") to December 31, 2016 and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying balance sheet does not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

dbbMcKennon

May 11, 2017

20321 SW Birch Street, Suite 200 Newport Beach, California 92660-1756 P: 949.200.3280 F: 949.200.3281 www.dbbmckennon.com
Santa Monica Newport Beach San Diego
1

PUPTIMIZE INC.
BALANCE SHEET
(unaudited)

		December 31, 2016
Assets		
Current assets:		
Cash	$	5,222
Total assets	$	5,222
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$	4,553
Total liabilities		4,553
Commitments and contingencies (Note 3)		-
Stockholders' Equity:		
Common stock		19
Additional paid-in capital		44,607
Accumulated deficit		(43,957)
Total stockholder' equity		669
Total liabilities and stockholders' equity	$	5,222

See accompanying independent accountants' review report and notes to the financial statements

PUPTIMIZE INC.
STATEMENT OF OPERATIONS
(unaudited)

	From Inception to December 31, 2016
Revenues	$ 322
Cost of revenues	879
Gross profit	(557)
Operating Expenses:	
General and administrative	12,078
Sales and marketing	1,824
Research and development	29,453
Total operating expenses	43,355
Operating loss	(43,912)
Provision for income taxes	45
Net loss	$ (43,957)

See accompanying independent accountants' review report and notes to the financial statements

PUPTIMIZE INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
(unaudited)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Stockholders' Deficit
	Shares	Par Value			
September 27, 2016 - Inception	1,600,000	$ 16	$ 6,221	$ -	$ 6,237
Stock based compensation	3,901	-	39	-	39
Shares issued for services	250,000	3	347	-	350
Contributed capital	-	-	38,000	-	38,000
Net loss	-	-	-	(43,957)	(43,957)
December 31, 2016	1,853,901	$ 19	$ 44,607	$ (43,957)	$ 669

PUPTIMIZE INC.
STATEMENT OF CASH FLOWS
(unaudited)

	From Inception to December 31, 2016
Cash Flows from Operating Activities	
Net loss	$ (43,957)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Stock-based compensation	389
Changes in operating assets and liabilities:	
Accounts payable	4,553
Net cash used in operating activities	(39,015)
Cash Flows from financing activities	
Proceeds from founders' shares	16
Contributed capital by founders	44,221
Net cash provided by financing activities	44,237
Increase in cash and cash equivalents	5,222
Cash and cash equivalents, beginning of period	-
Cash and cash equivalents, end of period	$ 5,222
Supplemental disclosures of cash flow information:	
Cash paid for interest	$ -
Cash paid for income taxes	$ 45

See accompanying independent accountants' review report and notes to the financial statements

NOTE 1 – NATURE OF OPERATIONS

Puptimize Inc. was formed on September 27, 2016 ("Inception") in the State of Delaware. The financial statements of Puptimize Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Los Angeles, California

The Company is building a mobile, content-driven marketplace that helps pet owners make smarter decisions about products and services. At the center of the marketplace is a mobile application that is a digital instruction manual for the pet owner. It includes free, personalized tools and education to help owners train their pets and solve common problems. Supplementing the mobile application are web tools to assist with pet selection, nutrition, health, grooming, boarding, and more. These tools help pet owners find expert-recommended products and vetted service providers, so they can quickly and easily solve their problems and achieve their goals.

Going Concern and Management's Plans
We will rely on advances from our founders and other financings to operate in the Company's early stages. The Company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet does not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
> Level 3 - Unobservable inputs which are supported by little or no market activity.

See accompanying independent accountants' review report

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Risks and Uncertainties
The Company has a limited operating history and has not generated meaningful revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: technological changes and challenges and competition from larger companies in our space. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Software Development Costs
The Company applies the principles of Accounting Standards Codification ("ASC") 985-20, Software-Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed ("ASC 985-20"). ASC 985-20 requires that software development costs incurred in conjunction with product development be charged to research and development expense until technological feasibility is established. Software development costs include payments made to independent software developers under development agreements, as well as direct costs incurred internally. Under our current practice of developing product offerings, the technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model. Prior to a product's release, if and when we believe capitalized costs are not recoverable, we expense the amounts as part of cost of sales.   No costs have been capitalized to date.

Revenue Recognition
The Company will recognize revenues from affiliate product commissions, service provider listings, and paid-on demand help when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured. To date revenue has been minimal as we only recently commenced operations.

Research and Development
We incur research and development costs during the process of researching and developing our technologies and future offerings. Our research and development costs consist primarily of third-party product design and technology consultants. We expense these costs as incurred until the resulting product has been completed, tested, and made ready for commercial use.

Income Taxes
The Company applies Accounting Standards Codification ("ASC") 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes

represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 4 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 10,000,000 shares of our common stock with $0.00001 par value. Upon formation, we issued 1,600,000 shares of common stock to our founders for total consideration of $16. Of the total issued, 1,200,000 was considered restricted and vest over 36 months starting January 1, 2017. Accordingly, as of December 31, 2016, these shares are unvested.

Shares Issued for Services
In November 2016, the Company entered into an agreement with a third-party service provider for the development of the Company's technologies. The agreement provides for a maximum budget of $50,000 paid in cash and the issuance of 250,000 shares of common stock subject to vesting. The shares vest based on the percentage of the project complete based on actual amounts billed against the total budget. As of December 31, 2016, 35,000 shares of common stock were vested and stock based compensation of $350 was recognized based on management's estimate of the fair value of our common stock. The Company will continue to recognize stock-based compensation as the project is completed, based on the then fair value of the common stock vested.

In November 2016, the Company entered into an agreement with a third-party service provider to issue 156 shares of common stock for every one hour the service provider worked for the Company, with a maximum of 50,000 shares issuable. As of December 31, 2016, 3,901 shares were earned and issued for stock compensation of $39 based on management's estimate of the fair market value of common stock of $0.01 per share.

Stock Options
In 2016, our Board of Directors adopted the Puptimize Inc. 2016 Stock Incentive Plan (the "2016 Plan"). The 2016 Plan provides for the grant of stock option awards to employees, and consultants. Up to 400,000 shares of our common stock may be issued pursuant to awards granted under the 2016 Plan. The 2016 Plan is administered by our Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board. During 2016, no options were granted under the 2016 Plan.

See accompanying independent accountants' review report

NOTE 5 – RELATED PARTY TRANSACTIONS

The company's founders contributed capital during the period from Inception to December 31, 2016 as well as prior to incorporating the Company. Total contributed capital was $44,237.

NOTE 6 – INCOME TAXES

Based on federal tax returns to be filed, through December 31, 2016, we had available approximately $40,000 in U.S. tax net operating loss carryforwards, pursuant to the Tax Reform Act of 1986, which assesses the utilization of a Company's net operating loss carryforwards resulting from retaining continuity of its business operations and changes within its ownership structure. Deferred tax assets are made up entirely of net operating loss carryforward of approximately $14,000 for which there is a full valuation allowance. Net operating loss carryforwards start to expire 2036 or 20 years for federal income and state tax reporting purposes.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all period since Inception. The Company currently is not under examination by any tax authority.

NOTE 7 – SUBSEQUENT EVENTS

Convertible Debts
In October 2016, the Company entered into a convertible note to fund operations. However, the funds were not received until January 2017 and thus not presented as a liability as of December 31, 2016. The convertible note is for $25,000, bears interest at 3.25% per annum and no stated maturity date.

This note contains both optional and automatic conversion features. An automatic conversion can be triggered upon a qualified financing, defined as the Company's Series A investment round. In such instance the note and interest thereon are convertible into common stock at the lesser of: 1) 80% (20% discount) of the valuation during the Series A investment round. The holder can also convert the debt at any time at into common stock.

The Company has evaluated subsequent events that occurred after December 31, 2016 through May 11, 2017, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

See accompanying independent accountants' review report